SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                               [GRAPHIC OMITTED]






                               COMCAST CORPORATION


(Mark One):

       X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2002.

                                       OR

                  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
                  For the transition period from _________ to ________

Commission file number 000-50093

                  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  THE COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

                  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Comcast Corporation
                  1500 Market Street
                  Philadelphia, PA 19102-2148

                 COMCAST CORPORATION RETIREMENT-
                 INVESTMENT PLAN

                 Financial Statements as of December 31, 2002 and 2001 and for each of the Three Years in the Period Ended December 31, 2002; Supplemental Schedule as of December 31, 2002; and Independent Auditors' Report



COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------
TABLE OF CONTENTS
-------------------------------------------------------------------------------------------------------------------



                                                                                                      Page
                                                                                                      -----
INDEPENDENT AUDITORS' REPORT                                                                             1

FINANCIAL STATEMENTS:

     Statement of Net Assets Available for Benefits as of December 31, 2002 and 2001                     2

     Statement of Changes in Net Assets Available for Benefits for the Years Ended
         December 31, 2002, 2001 and 2000                                                                3

     Notes to Financial Statements                                                                    4-11

SUPPLEMENTAL SCHEDULE:

     Schedule H - Line 4i - Schedule of Assets Held for Investment Purposes as of
         December 31, 2002                                                                              12

INDEPENDENT AUDITORS' CONSENT                                                                           13

SIGNATURES                                                                                              14



INDEPENDENT AUDITORS' REPORT

Plan Administrator
Comcast Corporation Retirement-Investment Plan
Philadelphia, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of the Comcast Corporation Retirement-Investment Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the related changes in net assets available for benefits for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 31, 2002 (Schedule H - Line 4i) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/ DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
June 13, 2003



COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
----------------------------------------------------------------------------------------------------




                                                                     December 31,
                                                              2002                  2001
                                                         --------------        ---------------
ASSETS:
   Cash                                                    $     52,712           $      1,171
   Contributions receivable                                   2,033,782
   Investments, at fair or contract value                   299,691,723            325,997,666
   Loans receivable from participants                        12,220,704             10,308,475
                                                         --------------        ---------------

NET ASSETS AVAILABLE FOR BENEFITS                          $313,998,921           $336,307,312
                                                         ==============        ===============



See notes to financial statements.


COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
------------------------------------------------------------------------------------------------------------------------------------



                                                                         Years Ended December 31,
                                                                 2002              2001             2000
                                                            ---------------  ----------------  ---------------
(DEDUCTIONS) ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investments:
     Net realized and unrealized depreciation
       in fair value of investments                           $ (72,611,546)    $ (41,201,054)   $ (52,351,113)
     Interest and dividends                                       6,742,113         7,045,383       14,403,290
                                                            ---------------  ----------------  ---------------
                                                                (65,869,433)      (34,155,671)     (37,947,823)
                                                            ---------------  ----------------  ---------------
   Contributions:
     Employee                                                    39,937,246        43,818,758       26,802,014
     Employer                                                    20,237,934        16,126,286       10,145,463
     Rollovers from merged plans (Note 2)                        12,199,220                         17,298,499
                                                            ---------------  ----------------  ---------------
                                                                 72,374,400        59,945,044       54,245,976
                                                            ---------------  ----------------  ---------------

                                                                  6,504,967        25,789,373       16,298,153
                                                            ---------------  ----------------  ---------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants or beneficiaries               (28,813,358)      (36,806,961)     (29,427,065)
                                                            ---------------  ----------------  ---------------
                                                                (28,813,358)      (36,806,961)     (29,427,065)
                                                            ---------------  ----------------  ---------------

Net decrease                                                    (22,308,391)      (11,017,588)     (13,128,912)

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                            336,307,312       347,324,900      360,453,812
                                                            ---------------  ----------------  ---------------
   End of year                                                $ 313,998,921     $ 336,307,312    $ 347,324,900
                                                            ===============  ================  ===============

See notes to financial statements.


COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The financial statements of the Comcast Corporation Retirement-Investment Plan (the "Plan") are presented using the accrual basis of accounting. Contributions receivable represent amounts due to the Plan relating to December 27, 2002 participant and employer matching contributions not remitted to the Plan until subsequent to year-end. Investments in mutual funds and the Comcast Stock Fund are carried at fair value. Fair value is determined by the last sale or closing price as of the last trading day of the Plan year for investments in securities traded on a securities exchange or the Nasdaq National Market. Investment contracts, which are included in the Comcast Stable Value Fund, are fully benefit-responsive and are carried at contract value. Contract value represents contributions made, plus interest at the contract rate and transfers, less distributions. Loans receivable from participants are valued at cost which approximates fair value. Net unrealized appreciation or depreciation in the financial statements reflects changes in fair value of investments held at year end, while net realized gains and losses associated with the disposition of investments are recorded as of the trade date and calculated based on fair value as of such date. Effective November 18, 2002 Comcast Corporation became the Plan Administrator ("Comcast," the "Company" or the "Plan Administrator"). Prior to November 18, 2002, Comcast Holdings Corporation ("Comcast Holdings") was the Plan Administrator (see Note 8). All costs associated with administering the plan are paid by the Plan Administrator.

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.    PLAN DESCRIPTION

      General
      -------

      The following description of the Plan provides only general information. Plan participants should refer to the Plan document and applicable amendments for a more complete description of the Plan's provisions. Copies of these documents are available from the Plan Administrator.

      The Plan is a defined contribution plan qualified under Internal Revenue Code (the "Code") Sections 401(k), 401(a) and 401(m). The original Plan has been amended and restated to reflect mergers of other plans with and into the Plan and to make certain other technical, compliance and design changes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Employees generally become eligible for participation in the Plan upon completion of three months of service, as defined in the Plan, and participate in allocations of employer matching contributions under the Plan after completion of one year of service. Effective January 1, 2003, the Plan was amended such that full-time employees become eligible to participate in the Plan after completion of six months of service and part-time employees become eligible to participate in the Plan after one year of service. Also, effective January 1, 2003, the Plan was amended to reduce the service requirement for full-time employees to become eligible for Company matching contributions from one year to six months.

      Each eligible employee may direct the Company to make contributions to the Plan of any whole percentage from 1% through 17% of their eligible compensation, subject to certain limits imposed by the Code (see Note 9). For the year ended December 31, 2000, the Company matched 100% of the participant's contribution up to 1% of the participant's eligible compensation for such payroll period, and 50% of the participant's contribution in excess of 1% of the participant's eligible compensation for such payroll period, up to a maximum total matching contribution of 3.5% of the participant's eligible compensation.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002, 2001 and 2000 (Continued)
--------------------------------------------------------------------------------



      Effective January 1, 2001, the Plan was amended to increase the employer matching contribution rate so that the Company matches 100% of the participant's contribution up to 3% of the participant's eligible compensation for such payroll period, and 50% of the participant's contribution in excess of 3% of the participant's eligible compensation for such payroll period, up to a maximum total matching contribution of 4.5% of the participant's eligible compensation.

      Effective January 1, 2003, the Plan was amended to increase the employer matching contribution rate so that the Company matches 100% of the participant's contribution up to 6% of the participant's eligible compensation for such payroll period.

      Each participant has at all times a 100% nonforfeitable interest in the participant's contributions and earnings attributable thereto. Contributions by the Company and earnings thereon during the year ended December 31, 2000 vest according to the following schedule:

              Years of Service                             Vested Percentage
              ----------------                             -----------------

              1 year but less than 2 years                        20%
              2 years but less than 3 years                       40
              3 years but less than 4 years                       60
              4 years but less than 5 years                       80
              5 years or more                                    100

      Effective January 1, 2001, the Plan was amended to provide that Company matching contributions allocated with respect to participation in plan years beginning after December 31, 2000 shall be fully and immediately vested. The applicable vesting schedule under the Plan for Company matching contributions allocated with respect to participation in plan years ending before January 1, 2001 was not affected by this Plan amendment.

      Each participant has the right, in accordance with the provisions of the Plan, to direct the investment by the trustee of the Plan (the "Trustee" - see Note 9) of all amounts allocated to the separate accounts of the participant under the Plan among any one or more of the investment fund options (see Note 3). The Trustee pays benefits and expenses upon the written direction of the Plan Administrator.

      Amounts contributed by the Company which are forfeited by participants as a result of the participants' separation from service prior to becoming 100% vested may be used to reduce the Company's required contributions. Pending application of the forfeitures, the Company may direct the Trustee to hold the forfeitures in cash or under investment in a suspense account. If the Plan should terminate with any forfeitures not applied against Company contributions, they will be allocated to then current participants in the proportion that each participant's eligible compensation for that Plan year bears to the eligible compensation for all such participants for the Plan year.

      Any participant who has a separation from service for any reason except death, disability or attainment of age 65 shall be entitled to receive his/her vested account balance. Upon death, disability or attainment of age 65, a participant's account becomes fully vested in all Company contributions regardless of the participant's years of service. Generally, distribution will start no later than 60 days after the close of the Plan year in which the participant's separation from service occurs, subject to certain deferral rights under the Plan. The distribution alternatives permitted are a lump sum payment, an annuity, installments over a period of time, any combination of the foregoing or a rollover into another qualified plan. On October 28, 2002, the Plan was amended to eliminate annuity forms of payment, effective February 28, 2003.

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each affected participant's account balance will become fully vested.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002, 2001 and 2000 (Continued)
--------------------------------------------------------------------------------



      Rollovers of Assets from Merged Plans
      -------------------------------------

      Effective May 1, 2000, the Compensation Committee of the Board of Directors of Comcast Holdings (the "Committee") resolved to merge the Garden State Cablevision Retirement-Investment Plan (the "GSCTV Plan") with and into the Plan. Effective on the merger date, the assets and liabilities of the GSCTV Plan became assets and liabilities of the Plan. The transfer is included in the accompanying statement of changes in net assets available for benefits as "Rollovers from merged plans" and approximated $11,571,000.

      Effective August 1, 2000, the Committee resolved to merge the Prime Communications--Potomac LLC 401(k) Retirement & Savings Plan and the Prime Cable 401(k) Savings and Security Plan (the "Prime Plans") with and into the Plan. Effective on the merger date, the assets and liabilities of the Prime Plans became assets and liabilities of the Plan. The transfer is included in the accompanying statement of changes in net assets available for benefits as "Rollovers from merged plans" and approximated $5,727,000.

      Effective April 1, 2002, the Committee resolved to merge the Lenfest Group Retirement Plan (the "Lenfest Plan") with and into the Plan. Effective May 1, 2002, the assets and liabilities of the Lenfest Plan became assets and liabilities of the Plan. The transfer is included in the accompanying statement of changes in net assets available for benefits as "Rollovers from merged plans" and approximated $7,565,000.

      Effective August 1, 2002, the Committee resolved to merge The Golf Channel Group Retirement Plan ("The Golf Channel Plan") with and into the Plan. Effective August 1, 2002, the assets and liabilities of The Golf Channel Plan became assets and liabilities of the Plan. The transfer is included in the accompanying statement of changes in net assets available for benefits as "Rollovers from merged plans" and approximated $4,634,000.

3.    INVESTMENT OPTIONS

      Upon enrollment in the Plan, a participant may direct employee contributions and employer contributions (if applicable) in whole percentage increments among one or more of the funds listed below. A brief summary of each available fund, as described in each fund's prospectus (where applicable), is as follows:

      a. Dodge and Cox Balanced Fund - The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income. The Fund invests in a diversified portfolio of common stocks, preferred stocks and fixed-income securities. In selecting equity investments, the Fund invests in companies that, in the Fund's opinion, appear to be temporarily undervalued by the stock market and have a favorable outlook for long-term growth. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Companies are also selected with an emphasis on financial strength and sound economic condition. The returns on these investments vary as the stock and bond markets fluctuate and there is no guarantee of principal or rate of return.

      b. Putnam Investors Fund - The Fund seeks long-term growth of capital and any increased income that results from this growth. The Fund invests mainly in common stocks of United States companies, with a focus on growth stocks. Growth stocks are issued by companies that the Fund believes are fast-growing and whose earnings the Fund believes are likely to increase over time. Growth in earnings may lead to an increase in the price of the stock. The Fund invests mainly in large companies. The return of the Fund varies as the stock markets fluctuate and there is no guarantee of principal or rate of return.

         Effective July 1, 2002, the Fund, deemed by the Investment Management Committee of the Plan to be under- performing, was frozen. Any existing investment election directed to the Putnam Investors Fund was automatically invested in the Harbor Capital Appreciation Fund (see below).

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002, 2001 and 2000 (Continued)
--------------------------------------------------------------------------------



      c. Putnam New Opportunities Fund - The Fund seeks long-term capital appreciation. The Fund invests mainly in common stocks of United States companies, with a focus on growth stocks in sectors of the economy that the Fund believes have high growth potential. Growth stocks are issued by companies that the Fund believes are fast-growing and whose earnings the Fund believes are likely to increase over time. Growth in earnings may lead to an increase in the price of the stock. The growth sectors emphasized include communications, media/ entertainment, medical technology/cost containment, industrial and environmental services, applied/advanced technology, financial services, consumer products and services and business services. The Fund may invest in companies of any size. The return on the Fund varies as the stock markets fluctuate and there is no guarantee of principal or rate of return.

      d. Putnam International Growth Fund - The Fund seeks capital appreciation. The Fund invests mainly in common stocks of companies outside the United States. The Fund first selects the countries and industries it believes are attractive, then looks for companies that it believes have favorable investment potential. For example, the Fund may purchase stocks of companies with stock prices that reflect a value lower than that which the Fund places on the company. The Fund also considers other factors it believes will cause the stock price to rise. The Fund invests mainly in mid-sized and large companies, although it can invest in companies of any size. Although the Fund emphasizes investments in developed countries, it may also invest in companies located in developing (also known as emerging) markets. The return of the Fund varies as the stock markets fluctuate and there is no guarantee of principal or rate of return.

      e. Vanguard Windsor II Fund - The Fund seeks to provide long-term growth of capital. As a secondary objective, the Fund seeks to provide some dividend income. The Fund invests mainly in large and medium- sized companies whose stocks are considered by the Fund to be undervalued. Such stocks, called "value" stocks, often are out of favor in periods when investors are drawn to companies with strong prospects for growth. The prices of value stocks, therefore, may be below average in comparison with such fundamental factors as earnings, revenue and book value. In addition, value stocks often provide an above-average dividend yield.

      f. Putnam S&P 500 Index Fund - The Fund seeks to achieve a return, before the assessment of any fees, that closely approximates the return of the Standard & Poor's 500 Composite Stock Price Index (the "Index"), a common measure of United States market performance. The Fund will invest primarily in the securities that constitute the Index, either directly or through the purchase of shares of collective investment trusts having investment objectives similar to that of the Fund. The Index is a broad market-weighted composite of 500 selected common stocks, most of which are listed on the New York Stock Exchange. Except as set forth below, the Fund attempts to be fully invested at all times in the stocks that compose the Index either directly or through collective investment trusts. However, it is not anticipated that the Fund's portfolio will duplicate the Index exactly. To maintain adequate liquidity, the Fund may invest a small portion of its assets in high-quality money market instruments and in money market funds that invest exclusively in high-quality money market instruments. To manage transaction costs and minimize tracking errors between the Fund and the Index, the Fund may invest in exchange-traded stock index futures contracts. To earn additional income, the Fund (or collective trust in which it invests) may lend securities to other financial institutions on a collateralized basis. Any income will be net of fees. Securities lending is subject to certain risks. The return of the Fund varies as the stock markets fluctuate and there is no guarantee of principal or rate of return.

      g. Comcast Corporation Stock Fund - Prior to November 18, 2002, the assets of the Comcast Corporation Stock Fund were invested in the Company's Class A Special Common Stock (see Note 8). Effective November 18, 2002, all new contributions into the Comcast Corporation Stock Fund are invested in the Company's Class A Common Stock. The Fund purchases the stock at prevailing rates in the open market and, in the normal course of business, sells such stock to meet the distribution requirements of the Plan. The value of the Fund fluctuates and there is no guarantee of principal or rate of return.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002, 2001 and 2000 (Continued)
--------------------------------------------------------------------------------



      h. Comcast Stable Value Fund - The Fund emphasizes stability of principal while seeking to earn a competitive rate of return. The Fund invests in investment contracts issued by insurance companies, banks and other financial institutions. The Fund may also invest in security-backed investment contracts that consist of one or more fixed-income securities and a wrap contract issued by an insurance company, bank or other financial institution. The wrap contract provides book-value liquidity for benefit payments and offers enhanced diversification. The interest rates credited under security-backed investment contracts may vary based on the performance of the specific securities and withdrawal experience.

      Additional funds available July 1, 2002 are as follows:
      -------------------------------------------------------

      i. Ariel Fund - The Fund invests primarily in the stocks of small companies with a market capitalization under $2 billion at the time of investment. The Fund seeks to invest in undervalued companies that are widely misunderstood, ignored or underfollowed by institutional investors, Wall Street analysts and the media. The return of the Fund varies as the stock market fluctuates and there is no guarantee of principal or rate of return.

      j. Harbor Capital Appreciation Fund - The Fund invests primarily in equity securities, principally common stocks, preferred stocks, rights and depositary receipts of U.S. companies with market capitalization of at least $1 billion and above average prospects for growth. In general, the Fund stays fully invested in stocks. The return of the Fund varies as the stock market fluctuates and there is no guarantee of principal or rate of return.

      k. PIMCO Total Return Institutional Fund - The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments (as defined in the Fund's prospectus) of varying maturities. The average portfolio duration of this Fund normally varies within a three-to-six-year time frame based on PIMCO's forecast of interest rates. The Fund invests primarily in investment grade debt securities. The return of the Fund varies as the bond market fluctuates and there is no guarantee of principal or rate of return.

      The selection of investments from the options listed above is the sole responsibility of each participant. Each participant assumes all risks connected with any decrease in the market value of any securities in these funds, and such funds are the sole source of payments under the Plan. If no investment direction is made by a participant, the participant's account is invested in the Comcast Stable Value Fund at the direction of the Plan Administrator.


COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002, 2001 and 2000 (Continued)
-------------------------------------------------------------------------------------------------------------------



4.    INVESTMENTS

      The Plan's investments are held by a trust fund and are presented in the following table. Investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2002 and 2001 are separately identified (number of units/shares are rounded to the nearest whole unit or share).



                                                                    December 31, 2002
                                                       -------------------------------------------
                                                          Number of
                                                         Units/Shares                   Amount
                                                      ------------------            --------------
Mutual Funds (at fair value)
    Ariel Fund                                              38,007  units            $  1,339,380

    Harbor Capital Appreciation Fund                       265,340  units               5,362,513

    PIMCO Total Return Institutional Fund                  388,826  units               4,148,778

    Dodge and Cox Balanced Fund                            718,694  units              43,660,668

    Putnam Investors Fund                                3,164,264  units              28,193,591

    Putnam New Opportunities Fund                          510,851  units              14,906,632

    Putnam International Growth Fund                       867,061  units              14,323,844

    Vanguard Windsor II Fund                               833,888  units              17,344,875

    Putnam S&P 500 Index Fund                              926,450  units              20,048,385
                                                                                   --------------
                                                                                      149,328,666
                                                                                   --------------
Comcast Corporation Stock Fund (at fair value)

    Class A Special Common Stock                         3,260,388  shares             73,652,163

    Class A Common Stock                                   113,752  shares              2,681,145
                                                                                   --------------
                                                                                       76,333,308
                                                                                   --------------


Comcast Stable Value Fund (at contract value)

    The Putnam Stable Value Fund                        68,358,333  units              68,358,333

    Other investment contracts                           5,671,416  units               5,671,416
                                                                                   --------------
                                                                                       74,029,749
                                                                                   --------------
                                                                                     $299,691,723
                                                                                   ==============




COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002, 2001 and 2000 (Continued)
-------------------------------------------------------------------------------------------------------------------





                                                                    December 31, 2001
                                                       -------------------------------------------
                                                          Number of
                                                         Units/Shares                   Amount
                                                      ------------------            --------------
Mutual Funds (at fair value)

    Dodge and Cox Balanced Fund                            618,836  units            $ 40,484,257

    Putnam Investors Fund                                3,512,396  units              40,954,541

    Putnam New Opportunities Fund                          428,894  units              17,996,395

    Putnam International Growth Fund                       722,638  units              14,416,635

    Vanguard Windsor II Fund                               639,266  units              16,358,805

    Putnam S&P 500 Index Fund                              750,368  units              20,897,741
                                                                                   --------------
                                                                                      151,108,374
                                                                                   --------------
Comcast Corporation Stock Fund (at fair value)

    Class A Special Common Stock                         2,994,708  shares            107,809,475
                                                                                   --------------


Comcast Stable Value Fund (at contract value)

    The Putnam Stable Value Fund                        52,183,465  units              52,183,465

    Other investment contracts                          14,896,352  units              14,896,352
                                                                                   --------------
                                                                                       67,079,817
                                                                                   --------------
                                                                                     $325,997,666
                                                                                   ==============


      The fair value of assets included in the Comcast Stable Value Fund was $74,200,394 and $67,456,556 as of December 31, 2002 and 2001,
      respectively. The average yield of investment contracts held as of December 31, 2002 and 2001 was 4.82% and 5.48%, respectively. The average yield on investment contracts for the years ended December 31, 2002 and 2001 was 5.01% and 5.80%, respectively.

5.    PARTICIPANT LOANS AND HARDSHIP WITHDRAWALS

      A participant may borrow from his/her Plan account subject to the approval of the Plan Administrator in accordance with applicable regulations issued by the Internal Revenue Service ("IRS") and the Department of Labor. In general, a participant may borrow a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of the participant's nonforfeitable accrued benefit on the valuation date (as defined by the Plan) last preceding the date on which the loan request is processed by the Plan Administrator. The maximum term of a loan made pursuant to the Plan is five years (loans with terms of greater than five years exist under the Plan as a result of rollovers from merged plans). Interest accrues at a rate charged by commercial lenders for comparable loans on the date the loan application is approved. Interest rates ranged from 5.25% to 11.00% and 6.00% to 11.00% for the years ended December 31, 2002 and 2001, respectively. Maturities on outstanding loans ranged from 2002 to 2026 and 2002 to 2010 for the years ended December 31, 2002 and 2001, respectively. Loan transactions are treated as a transfer from (to) the investment fund to
      (from) the participant loan fund.

      Effective after a calendar quarter of non-repayment, a loan is considered to be in default. Default loans are treated as distributions for tax purposes and become taxable income to the participant for the year in which the default occurs.

      A participant may withdraw all or a portion of his/her benefits derived from salary reduction, rollovers or the vested portion of pre-January 1, 2001 employer contributions, and earnings thereon, on account of hardship, as defined by the Plan and applicable IRS regulations. Under these rules, the participant must exhaust the possibilities of all other distributions, loans, etc. available under the Plan and meet certain other requirements. Upon receiving a hardship withdrawal, the participant's elective contributions are suspended for six calendar months.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002, 2001 and 2000 (Concluded)
--------------------------------------------------------------------------------


6.    ADMINISTRATION OF THE PLAN

      The Company, as Plan Administrator, has the authority to control and manage the operation and administration of the Plan and may delegate all or a portion of the responsibilities of controlling and managing the operation and administration of the Plan to one or more persons.

7.    FEDERAL TAX CONSIDERATIONS

      a. Income Tax Status of the Plan - The Plan received a determination letter dated December 19, 1995 in which the IRS stated that the Plan, as amended and restated effective January 1, 1993, is qualified and that the trust established under the Plan is tax-exempt. The Plan has been amended since receiving the determination letter (see Note 2). A request for an updated determination letter, which considers the 2002 amendments, was filed with the IRS on February 27, 2002. On March 14, 2003, the Plan received a favorable determination letter with respect to the Company's request indicating that the form of the Plan as ammended and restated, effective January 1, 1997 satisfies the applicable requirements of the Code and the form of the related trust satisfies the applicable requirements for exemption from federal income tax under the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

      b. Impact on Plan Participants - Matching contributions and salary reduction contributions, as well as earnings on Plan assets, are generally not subject to federal income tax until distributed from a qualified plan that meets the requirements of Sections 401(a), 401(k) and 401(m) of the Code.

8.    ACQUISITION OF BROADBAND

      On November 18, 2002, the Company completed the acquisition of AT&T Corp.'s broadband division ("Broadband") which resulted in the combination of Comcast Holdings and Broadband. Concurrent with the closing of the Broadband acquisition, shareholders of Comcast Holdings received shares of Comcast common stock in exchange for corresponding shares of Comcast Holdings common stock based on an exchange ratio of 1 to 1 (the "Reorganization"). Upon completion of the Broadband acquisition and the Reorganization, Comcast Holdings and Broadband are wholly owned subsidiaries of Comcast, with Comcast Holdings as the predecessor to Comcast.

9.    SUBSEQUENT EVENTS

      On February 26, 2003, the Compensation Committee of the Board of Directors of the Company resolved to remove Putnam Fiduciary Trust Company as Trustee effective July 1, 2003 and immediately upon such removal Fidelity Management Company will become the new successor Trustee and administrative services provider for the Plan.

      On February 26, 2003, as a result of the Broadband acquisition (see Note
      8), the Plan was amended to authorize the merger of the Comcast Cable Communications Holdings, Inc. ("CCCH") Long Term Savings Plan (formerly known as the AT&T Broadband Long Term Savings Plan) with and into the Plan. Effective July 1, 2003, the assets and liabilities of the CCCH Plan will become assets and liabilities of the Plan.

      On February 26, 2003, the Plan was amended to increase the maximum amount of eligible compensation that may be deferred from 17% to 50%, subject to certain limits imposed by the Code, effective July 1, 2003.


COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

SCHEDULE H - LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002
-------------------------------------------------------------------------------------------------------------------


                                                                                             FEIN #27-0000798
                                                                                             PLAN #001

                                                                             Description of
                                                                              Investment,
                             Identity of                                   Including Maturity          Fair or
                       Issue, Borrower, Lessor                          Date, Rate of Interest,        Current
                           or Similar Party                              Par or Maturity Value          Value
---------------------------------------------------------------------- --------------------------  ---------------

Mutual Funds (at fair value)
     Ariel Fund                                                                     38,007 units       $ 1,339,380
     Harbor Capital Appreciation Fund                                              265,340 units         5,362,513
     PIMCO Total Return Institutional Fund                                         388,826 units         4,148,778
     Dodge and Cox Balanced Fund                                                   718,694 units        43,660,668
     Putnam Investors Fund                                                       3,164,264 units        28,193,591
     Putnam New Opportunities Fund                                                 510,851 units        14,906,632
     Putnam International Growth Fund                                              867,061 units        14,323,844
     Vanguard Windsor II Fund                                                      833,888 units        17,344,875
     Putnam S&P 500 Index Fund                                                     926,450 units        20,048,385
                                                                                                   ---------------
                                                                                                       149,328,666
                                                                                                   ---------------

Comcast Corporation* Stock Fund (at fair value)
     Class A Special Common Stock                                           3,260,388 shares            73,652,163
     Class A Common Stock                                                    113,752 shares              2,681,145
     Cash                                                                                                   52,712
                                                                                                   ---------------
                                                                                                        76,386,020
                                                                                                   ---------------


Comcast Stable Value Fund (at contract value)
     The Putnam Stable Value Fund                                               68,358,333 units        68,358,333
                                                                                                   ---------------


     Traditional Investment Contracts

       Ohio National Life Insurance Co.; 3/14/03 Maturity; 6.26%                   673,651 units           673,651
       Pacific Life Insurance Co.; 4/15/03 Maturity; 5.15%                       1,648,848 units         1,648,848
       Principal Life Insurance Co.; 5/15/03 Maturity; 5.45%                     1,247,753 units         1,247,753
                                                                                                   ---------------
                                                                                                         3,570,252
                                                                                                   ---------------

     Security-Backed Investment Contracts
       Westdeutsche Landesbank; 2/25/03 Maturity; 5.72%                             73,911 units            73,911
       Westdeutsche Landesbank; 9/7/03 Maturity; 6.72%                           2,027,253 units         2,027,253
                                                                                                   ---------------
                                                                                                         2,101,164
                                                                                                   ---------------

                                                                                                        74,029,749
                                                                                                   ---------------

Participant Loan Fund (at cost, which approximates fair value) (Interest rates from 5.25% to 11.00%;
     maturities from 2002 to 2026)                                                                      12,220,704
                                                                                                   ---------------
                                                                                                      $311,965,139
                                                                                                   ===============
* Represents a party-in-interest to the Plan.

                                      -12-

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-101295 of Comcast Corporation on Form S-8 of our report dated June 13, 2003 appearing in this Annual Report on Form 11-K of the Comcast Corporation Retirement-Investment Plan for the year ended December 31, 2002.




/s/ DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
June 25, 2003

                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                             THE COMCAST CORPORATION
                                             RETIREMENT-INVESTMENT PLAN


                                             By:  Comcast Corporation
                                                  Plan Administrator


June 30, 2003                                By:  /s/ Lawrence J. Salva
                                                  --------------------------
                                                  Lawrence J. Salva
                                                  Senior Vice President and
                                                  Controller






                                      -14-